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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          Eye Care International, Inc.
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                                (Name of Issuer)


                Class a Common Stock, par value $0.001 per Share
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                         (Title of Class of Securities)

                                    310942108
                                 --------------
                                 (CUSIP Number)

                                Anthony E. Meyer
                                  644 Broadway
                                 Suite 800 West
                            New York, New York 10012
                                 (212) 857-4700
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  MAY 12, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.*





--------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages

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CUSIP NO.  310942108                  13D                    PAGE 2 OF 6 PAGES
--------------------                                        --------------------

   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Anthony E. Meyer
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_|
                                                           (b) |_|

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*

         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                      |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                         7    SOLE VOTING POWER
    NUMBER OF
                         Class A Common Stock                1,085,714
      SHARES       -------------------------------------------------------------
                   8     SHARED VOTING POWER
   BENEFICIALLY
                         Class A Common Stock                0
     OWNED BY      -------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER
       EACH
                         Class A Common Stock                1,085,714
    REPORTING      -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
   PERSON WITH
                         Class A Common Stock                0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Class A Common Stock                1,085,714
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Class A Common Stock                11.9%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages
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ITEM 1.  SECURITY AND ISSUER.

            The securities to which this statement relates are the Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of Eye Care International, Inc., a Delaware corporation (the "Company"). The principal offices of the Company are located at 1511 North Westshore Boulevard, Suite 925, Tampa, Florida 33607.


ITEM 2.  IDENTITY AND BACKGROUND.

            (a)  NAME:

                  Anthony E. Meyer

            (b)  BUSINESS ADDRESS:

                  644 Broadway, Suite 800 West
                  New York, New York  10012

            (c)  EMPLOYMENT AND NAME, PRINCIPAL BUSINESS AND BUSINESS ADDRESS OF
                 EMPLOYER:

                  The reporting person is Managing Member of Meyer Ventures LLC
            ("Meyer Ventures"). Meyer Ventures is engaged in the business of making investments and providing strategic advice. The business address of Meyer Ventures is 644 Broadway, Suite 800 West, New York, New York 10012.

            (d)  CRIMINAL CONVICTIONS:

                  During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e)  CIVIL PROCEEDINGS REGARDING SECURITIES VIOLATIONS:

                  During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)  CITIZENSHIP:

                  United States of America


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The reporting person acquired beneficial ownership of (a) 285,714 of the shares of Class A Common Stock covered hereby pursuant to a subscription agreement, dated as of May 12, 2000, by and between the reporting person and the Company (the "Subscription Agreement"), and (b) 500,000 of the shares of Class A Common Stock covered hereby pursuant to a Common Stock Purchase Warrant, dated as of May 12, 2000 (the "Warrant"), which acquisition gave rise to the obligation to file this statement on Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.

            The reporting person acquired beneficial ownership of 785,714 of the shares of Class A

                               Page 3 of 6 Pages

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Common Stock covered hereby pursuant to the Subscription Agreement and the
Warrant, which acquisitions gave rise to the obligation to file this statement on Schedule 13D. Such securities and all other securities covered by this statement are being held for general investment purposes. Pursuant to the terms of the Subscription Agreement, the reporting person is entitled to appoint a director to the board of directors of the Company 90 days after the date of the Subscription Agreement. In addition, the reporting person is currently considering purchasing additional securities of the Company, but no formal agreement has been entered into.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) - (b) At the date hereof, the reporting person has the sole power to vote and dispose of 1,085,714 shares of Class A Common Stock. Of the aggregate number of shares shown as beneficially owned by the reporting person, 150 are owned in the form of the Company's Series A Convertible Preferred Stock (the "Series A Preferred"), which class is not registered as a class of equity securities under the Exchange Act but which can be converted within 60 days into 300,000 shares of Class A Common Stock. Also included in the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person are 285,714 shares of Series B Convertible Preferred Stock (the "Series B Preferred"), which class is also not registered as a class of equity securities under the Exchange Act, but which can be converted within 60 days into an equal number of shares of Class A Common Stock. Lastly, the reporting person has beneficial ownership of 500,000 shares of Class A Common Stock pursuant to the Warrant, all of which can be converted within 60 days.

            (c) On May 12, 2000, the reporting person acquired beneficial ownership of 785,714 shares of Class A Common Stock pursuant to the Subscription Agreement and the Warrant. On March 14, 2000, the reporting person acquired beneficial ownership of 300,000 shares of Class A Common Stock pursuant to the purchase of 150 shares of Series A Preferred, which class is not registered as a class of equity securities under the Exchange Act but


                               Page 4 of 6 Pages
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which can be converted into 300,000 shares of Class A Common Stock. No other transactions representing the transfer of beneficial ownership of shares of Class A Common Stock were effected during the last 60 days by the reporting person.

            (d) Not applicable.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the reporting person and any persons identified in Item 2 or any other persons with respect to any securities of the Company.

            The responses to Items 3, 4 and 5 are incorporated hereunder by reference. In addition, in connection with the investments herein described, pursuant to the Subscription Agreement and the subscription agreement in which the reporting person purchased the Series A Preferred, the Company has granted the reporting person certain registration rights. In the event that the holders of a majority of the shares of Class A Common Stock (or securities convertible into such Class A Common Stock, on an as-converted basis) provide written notice to the Company, such majority shall have the right to demand that the Company prepare and file a registration statement to permit a public offering and sale of the shares of Class A Common Stock purchased or purchaseable by such holders. The reporting person is also entitled to customary piggyback registration rights pursuant to such investments.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

            None.


                               Page 5 of 6 Pages

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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: June 28, 2000           By:     /s/ Anthony E. Meyer
                                    --------------------------------------
                                    Name: Anthony E. Meyer











































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